EXHIBIT 99.1

TransAlta Reports Strong Third Quarter 2024 Results

CALGARY, Alberta, Nov. 05, 2024 (GLOBE NEWSWIRE) --

TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) today reported its financial results for the three and nine months ended Sept. 30, 2024, demonstrating another quarter of strong financial performance.

"Our third quarter results illustrate the value of our proactive hedging strategy together with the active management of our Alberta merchant portfolio. Our asset optimization strategies have achieved exceptional results and we are tracking toward the upper end of our 2024 guidance given our portfolio position and performance during the first nine months of the year," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"As we look forward, given the ample supply conditions for Alberta throughout 2025, we have taken the decision to temporarily mothball Sundance 6, holding it in reserve as we continue to explore future economic opportunities relating to new demand for electricity entering the province and the enhancement of grid reliability. We will maintain flexibility to returning Sundance 6 to service as market fundamentals improve or opportunities to contract are secured."

"Finally, we remain actively engaged in commercial discussions with Energy Capital Partners in respect of the acquisition of Heartland Generation and are making progress with the Competition Bureau in our effort to obtain regulatory approval. We are optimistic that we have a pathway to completing the transaction and adding Heartland's complementary assets to our portfolio. We are also pursuing multiple opportunities to support the energy transition in our core jurisdictions, while at the same time actively pursuing redevelopment and recontracting opportunities at our increasingly valuable legacy thermal fleet," added Mr. Kousinioris.

Third Quarter 2024 Financial Highlights

TransAlta's third quarter results exceeded expectations delivering strong free cash flow and exceptional operating performance. The Company delivered Free Cash Flow ("FCF") per share(1) of $0.47, due to its proactive hedging and asset management strategies given the anticipated decline in Alberta spot power prices in 2024, milder than anticipated weather, low natural gas prices and incremental generation from new supply in the market. Highlights for the quarter include:

  Adjusted EBITDA(1) of $325 million, compared to $453 million for the same period in 2023
  Operational adjusted availability of 94.5 per cent, compared to 91.9 per cent for the same period in 2023
  FCF(1) of $140 million or $0.47 per share, compared to $228 million or $0.87 per share for the same period in 2023
  The return of $114 million of capital to shareholders during the nine months ended Sept. 30, 2024, through the buyback of 11.8 million common shares constituting 76 per cent of the Company's 2024 enhanced share repurchase program of up to $150 million
  Tracking towards the upper end of guidance for 2024 of
    Adjusted EBITDA of $1,150 million to $1,300 million
    FCF of $450 million to $600 million

Other Business Highlights and Updates

  Advancing the acquisition of Heartland Generation.
  Temporarily mothballing Sundance Unit 6 effective April 1, 2025 for a period of up to two years.

Key Business Developments

Advancing Acquisition of Heartland Generation

The Company continues to remain actively engaged with the federal Competition Bureau in an effort to obtain Competition Act approval for the Heartland Generation acquisition. We also remain engaged with Energy Capital Partners regarding commercial terms to advance the completion of the transaction. The Company remains optimistic that it has a pathway to completing the transaction in a timely manner and to adding Heartland Generation complementary assets to our portfolio.

Mothballing of Sundance Unit 6

On Nov. 4, 2024, the Company provided notice to the Alberta Electric System Operator that Sundance Unit 6 will be temporarily mothballed effective April 1, 2025, for a period of up to two years depending on market conditions. TransAlta maintains the flexibility to return the mothballed unit to service when market fundamentals or opportunities to contract are secured. The unit remains available and fully operational for the upcoming winter season.

Appointment of New Chief Financial Officer ("CFO")

Joel Hunter was appointed Executive Vice President, Finance and Chief Financial Officer of the Company effective July 1, 2024.

Share Repurchase Program

TransAlta is committed to enhancing shareholder returns through appropriate capital allocation such as share buybacks and its quarterly dividend. In the first quarter of 2024, the Company announced an enhanced common share repurchase program for 2024 allocating up to $150 million, and targeting up to 42 per cent of 2024 FCF guidance to be returned to shareholders in the form of share repurchases and dividends.

On May 27, 2024, the Company announced that it had received approval from the Toronto Stock Exchange to purchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2024, and terminates May 31, 2025. Any common shares purchased under the NCIB will be cancelled.

During the nine months ended Sept. 30, 2024, the Company purchased and cancelled a total of 11,814,700 common shares, at an average price of $9.65 per common share, for a total cost of $114 million, including taxes.

Third Quarter 2024 Highlights

$ millions, unless otherwise stated	Three months ended		Nine months ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Operational information
Adjusted availability (%)	94.5	91.9	92.5	89.4
Production (GWh)	5,712	5,678	16,612	16,246
Select financial information
Revenues	638	1,017	2,167	2,731
Adjusted EBITDA(1)	325	453	968	1,343
Earnings before income taxes	9	453	370	915
Net earnings (loss) attributable to common shareholders	(36)	372	242	728
Cash flows
Cash flow from operating activities	229	681	581	1,154
Funds from operations(1)	200	357	673	1,122
Free cash flow(1)	140	228	521	769
Per share
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.12)	1.41	0.80	2.75
Funds from operations per share(1),(2)	0.68	1.36	2.22	4.23
FCF per share(1),(2)	0.47	0.87	1.72	2.90
Weighted average number of common shares outstanding	296	263	303	265

Segmented Financial Performance

$ millions	Three months ended		Nine months ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Hydro	89	150	259	403
Wind and Solar	44	37	221	175
Gas	139	254	419	660
Energy Transition	34	29	63	96
Energy Marketing	54	13	104	95
Corporate	(35)	(30)	(98)	(86)
Total adjusted EBITDA	325	453	968	1,343
Earnings before income taxes	9	453	370	915

Third Quarter 2024 Financial Results Summary

Production for the three months ended Sept. 30, 2024, was 5,712 GWh compared to 5,678 GWh, an increase of one per cent, compared to the same period in 2023, primarily due to:

  Higher production from the Wind and Solar segment, driven primarily by new asset additions, including White Rock, Horizon Hill and Northern Goldfields, together with the return to service of the Kent Hills; partially offset by
  Lower production from the Gas segment, primarily due to higher dispatch optimization and lower market prices in Alberta;
  Lower production from the Energy Transition segment, which was impacted by increased economic dispatch at the Centralia facility due to lower market prices; and
  Lower production from the Hydro segment due to lower water resources and increased planned outages.

Adjusted availability for the three months ended Sept. 30, 2024, was 94.5 per cent, an increase of 2.6 percentage points, compared to the same period in 2023, primarily due to:

  The addition of the newly commissioned Oklahoma wind and Western Australia solar assets; and
  The return to service of the Kent Hills wind facilities; partially offset by
  Higher planned major maintenance outages and unplanned outages in the Hydro segment.

Adjusted EBITDA for the three months ended Sept. 30, 2024, was $325 million, a decrease of $128 million, or 28 per cent, compared to the same period in 2023. The major factors impacting adjusted EBITDA are summarized below:

  Hydro adjusted EBITDA for the three months ended Sept. 30, 2024, decreased by $61 million, or 41 per cent, compared to the same period in 2023, although broadly in line with expectations, primarily due to:
    Lower power prices in the Alberta market; and
    Lower energy production due to lower water resources in the North Saskatchewan River region and increased planned outages across our fleet compared to the same periods in 2023; partially offset by
    Higher ancillary services volumes due to increased demand by the AESO;
    Realized premiums over spot prices stemming from asset optimization activities; and
    Higher environmental and tax attributes revenues due to the increased sales of emission credits to third parties and intercompany sales to the Gas segment.
  Wind and Solar adjusted EBITDA for the three months ended Sept. 30, 2024, increased by $7 million, or 19 per cent, compared to the same period in 2023, primarily due to:
    The addition of the Oklahoma wind assets, including tax attribute revenue from the transfer of production tax credits (PTC) to taxable US counterparties; and
    Higher production from the return to service of the Kent Hills wind facilities; partially offset by
    Lower realized power prices at our merchant assets in the Alberta market.
  Gas adjusted EBITDA for the three months ended Sept. 30, 2024, decreased by $115 million, or 45 per cent, compared to the same period in 2023, although results were broadly in line with expectations. The decrease was primarily due to:
    Lower production from the Alberta gas fleet where excess supply conditions in the market drove higher dispatch optimization and lower realized prices, which were partially mitigated by our higher volume of hedges which had favourable premiums to spot merchant prices; and
    Lower capacity payments at Southern Cross Energy in Australia due to the scheduled conclusion on Dec. 31, 2023, of the demand capacity charge under the customer contract, partially offset by the commencement in March 2024 of capacity payments for the Mount Keith 132kV expansion.
  Energy Transition adjusted EBITDA for the three months ended Sept. 30, 2024, increased by $5 million, or 17 per cent, compared to the same period in 2023, primarily due to:
    Lower purchased power costs driven by lower Mid-C prices on repurchases of power and lower production; partially offset by
    Increased economic dispatch due to lower market prices driving lower production.
  Energy Marketing adjusted EBITDA for the three months ended Sept. 30, 2024, increased by $41 million, or 315 per cent, compared to the same period in 2023, primarily due to favourable market volatility across North American power and natural gas markets and higher realized settled trades in the third quarter of 2024 in comparison to the prior period.
  Corporate adjusted EBITDA for the three months ended Sept. 30, 2024, decreased by $5 million or 17 per cent, compared to the same period in 2023, primarily due to increased spending for the planning and design of the enterprise resource planning ("ERP") upgrade program, and to support strategic and growth initiatives.

Net loss attributable to common shareholders for the three months ended Sept. 30, 2024, totalled $36 million, compared to net earnings attributable to common shareholders of $372 million for the same period in 2023, primarily due to:

  Lower adjusted EBITDA due to the items discussed above;
  Lower unrealized mark-to-market gains in the Gas segment was due to the prior period having significant volume of favourable hedging positions relating to the Alberta portfolio which largely have settled;
  Higher unrealized mark-to-market losses in the Wind and Solar segment was mainly due to the long-term wind energy sales related to the Oklahoma projects in the Central US. The unrealized losses were due to the strengthening forecasted wind capture prices reflected in the period;
  Lower unrealized mark-to-market gains in the Energy Marketing segment is mainly driven by market volatility across North American power and natural gas markets; and
  Higher asset impairment charges resulting from changes in decommissioning and restoration provisions related to discount rates and revision in estimated costs to decommission retired assets; partially offset by
  Lower depreciation and amortization primarily due to revisions to useful lives on certain facilities in prior periods.

Excluding unrealized mark-to-market losses and gains, net earnings attributable to common shareholders for the three months ended Sept. 30, 2024, was $23 million, or $0.08 per share4 compared to $202 million, or $0.68 per share4, for the same period in 2023.

FCF for the three months ended Sept. 30, 2024, totalled $140 million, a decrease of $88 million, or 39 per cent, compared to the same period in 2023, primarily due to:

  Lower adjusted EBITDA items as noted above;
  Higher current income tax expense due to the full utilization of Canadian non-capital loss carryforwards in 2023, partially offset by lower earnings before income taxes for the period; and
  Higher net interest expense3 due to lower capitalized interest driven by completion of the construction program previously underway and lower interest income resulting from lower cash balances; partially offset by
  Lower distributions paid to subsidiaries' non-controlling interests relating to lower TransAlta Cogeneration, LP net earnings resulting from lower merchant pricing in the Alberta market and the cessation of distributions to TransAlta Renewables Inc. non-controlling interest. On Oct. 5, 2023, the Company acquired all of the outstanding common shares of TransAlta Renewables not already owned, directly or indirectly.

Cash from operating activities for the three months ended Sept. 30, 2024, of $229 million decreased by $452 million, or 66 per cent, compared to the same period in 2023, primarily due to:

  Lower revenues net of unrealized losses from risk management activities; and
  Higher trade and other receivables resulting in an unfavourable change in non-cash operating working capital balances; partially offset by
  Lower fuel and purchased power.

Alberta Electricity Portfolio

The average spot power price per MWh for the three months ended Sept. 30, 2024, decreased to $55 per MWh from $152 per MWh in the same period in 2023, primarily due to:

  Higher generation from the addition of new wind, solar and gas supply in the Alberta merchant market compared to the prior period;
  Lower natural gas prices; and
  Lower volatility due to milder weather compared to the same period in 2023.

The realized merchant power price per MWh of production for the three months ended Sept. 30, 2024, decreased to $90 MWh from $140 MWh, compared to the same period in 2023, although was significantly higher than average spot power prices during the quarter, primarily due to:

  Lower average spot power prices as explained above; and
  Lower hedge prices compared to the same period in 2023.

Carbon compliance cost per MWh of production for the three months ended Sept. 30, 2024, increased to $19 per MWh from $13 per MWh, compared to the same period in 2023, primarily due to an increase in carbon pricing from $65 per tonne to $80 per tonne.

Hedged volumes for the three months ended Sept. 30, 2024, were 2,365 GWh at an average price of $85 per MWh. Volumes increased over the same period in 2023 by 246 GWh, with realized gains and losses on financial hedges included in Revenues.

Liquidity and Financial Position

We expect to maintain adequate available liquidity under our committed credit facilities. As at Sept. 30, 2024, we had access to $1.8 billion in liquidity, including $401 million in cash.

2024 Financial Guidance

The following table outlines our expectations on key financial targets and related assumptions for 2024:

Measure	2024 Target
Adjusted EBITDA	$1,150 million - $1,300 million
FCF	$450 million - $600 million
FCF per share	$1.47 - $1.96
Dividend per share (annualized)	$0.24

The Company's outlook for 2024 may be impacted by a number of factors as detailed further below.

Market	Updated 2024 Assumptions	2024 Assumptions
Alberta spot ($/MWh)	$60 to $75	$75 to $95
Mid-C spot (US$/MWh)	US$60 to US$70	US$75 to US$85
AECO gas price ($/GJ)	$1.25 to $1.75	$2.50 to $3.00

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$1 million impact on adjusted EBITDA for balance of year 2024.

Other assumptions relevant to the 2024 outlook

	Updated 2024 Expectations	2024 Expectations
Energy Marketing gross margin	$150 million to $170 million	$110 million to $130 million
Sustaining capital	no change	$130 million to $150 million
Corporate cash taxes	$140 million to $160 million	$95 million to $130 million
Cash interest	no change	$240 million to $260 million

Hedging assumptions	Q4 2024	Full year 2025	Full year 2026
Hedged production (GWh)	2,415	5,541	3,640
Hedge price ($/MWh)	$82	$75	$78
Hedged gas volumes (GJ)	15 million	28 million	18 million
Hedge gas prices ($/GJ)	$2.55	$3.51	$3.67

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, November 5, 2024, to discuss our third quarter 2024 results. The call will begin with an address by John Kousinioris, President and Chief Executive Officer, and Joel Hunter, Executive Vice President, Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Third Quarter 2024 Conference Call

Webcast link: https://edge.media-server.com/mmc/p/22yb3pn9

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. To access the conference call via telephone, please register ahead of time using the call link here: https://register.vevent.com/register/BI863e6b314dbc4284ae19fafc47eca7ac. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/22yb3pn9. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Notes

(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Non-IFRS Measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted-average number of common shares outstanding during the period. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A for the purpose of these non-IFRS ratios.
(3) Net interest expense includes interest expense for the period less interest income.
(4) Calculated using the weighted average number of common shares outstanding for the three months ended Sept. 30, 2024.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim condensed consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results. In the second quarter of 2024, our reported EBITDA composition was adjusted to include the impact of acquisition transaction and integration costs as the Company does not have frequent business acquisitions and the acquisition transaction and integration costs are not reflective of Company’s ongoing business performance. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended Sept. 30, 2024:

Three months ended Sept. 30, 2024 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	105	2	314	165	55	—	641	(3)	—	638
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	74	(5)	(8)	(3)	—	59	—	(59)	—
Realized gain (loss) on closed exchange positions	—	—	(3)	—	12	—	9	—	(9)	—
Decrease in finance lease receivable	—	—	5	—	—	—	5	—	(5)	—
Finance lease income	—	1	2	—	—	—	3	—	(3)	—
Unrealized foreign exchange loss on commodity	—	—	1	—	—	—	1	—	(1)	—
Adjusted revenues	106	77	314	157	64	—	718	(3)	(77)	638
Fuel and purchased power	4	5	100	104	—	—	213	—	—	213
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	4	5	99	104	—	—	212	—	1	213
Carbon compliance	—	—	40	1	—	—	41	—	—	41
Gross margin	102	72	175	52	64	—	465	(3)	(78)	384
OM&A	13	26	43	17	10	35	144	(1)	—	143
Reclassifications and adjustments:
Acquisition and integration costs	—	—	—	—	—	(1)	(1)	—	1	—
Adjusted OM&A	13	26	43	17	10	34	143	(1)	1	143
Taxes, other than income taxes	—	5	3	1	—	1	10	—	—	10
Net other operating income	—	(3)	(10)	—	—	—	(13)	—	—	(13)
Adjusted EBITDA(2)	89	44	139	34	54	(35)	325
Equity loss										(1)
Finance lease income										3
Depreciation and amortization										(133)
Asset impairment charges										(20)
Interest income										4
Interest expense										(83)
Foreign exchange loss										(6)
Gain on sale of assets and other										1
Earnings before income taxes										9

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the three months ended Sept. 30, 2023:

Three months ended Sept. 30, 2023 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	163	62	522	188	86	—	1,021	(4)	—	1,017
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	4	(112)	5	(67)	—	(170)	—	170	—
Realized gain on closed exchange positions	—	—	4	—	8	—	12	—	(12)	—
Decrease in finance lease receivable	—	—	14	—	—	—	14	—	(14)	—
Finance lease income	—	—	2	—	—	—	2	—	(2)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(1)	—	(1)	—	1	—
Adjusted revenues	163	66	430	193	26	—	878	(4)	143	1,017
Fuel and purchased power	4	6	111	148	—	—	269	—	—	269
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	4	6	110	148	—	—	268	—	1	269
Carbon compliance	—	—	28	—	—	—	28	—	—	28
Gross margin	159	60	292	45	26	—	582	(4)	142	720
OM&A	9	20	45	15	13	30	132	(1)	—	131
Taxes, other than income taxes	—	4	3	1	—	—	8	—	—	8
Net other operating income	—	(1)	(10)	—	—	—	(11)	—	—	(11)
Adjusted EBITDA(2)	150	37	254	29	13	(30)	453
Finance lease income										2
Depreciation and amortization										(140)
Asset impairment reversals										58
Interest income										16
Interest expense										(69)
Foreign exchange loss										(5)
Loss on sale of assets and other										(1)
Earnings before income taxes										453

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the nine months ended Sept. 30, 2024:

Nine months ended Sept. 30, 2024 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	316	253	1,031	461	154	(34)	2,181	(14)	—	2,167
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	61	(86)	(28)	(5)	—	(61)	—	61	—
Realized gain (loss) on closed exchange positions	—	—	8	—	(16)	—	(8)	—	8	—
Decrease in finance lease receivable	—	1	14	—	—	—	15	—	(15)	—
Finance lease income	—	4	5	—	—	—	9	—	(9)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenues	313	319	971	433	133	(34)	2,135	(14)	46	2,167
Fuel and purchased power	13	22	339	316	—	—	690	—	—	690
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	13	22	336	316	—	—	687	—	3	690
Carbon compliance	—	—	106	1	—	(34)	73	—	—	73
Gross margin	300	297	529	116	133	—	1,375	(14)	43	1,404
OM&A	39	70	131	50	29	105	424	(3)	—	421
Reclassifications and adjustments:
Acquisition and integration costs	—	—	—	—	—	(8)	(8)	—	8	—
Adjusted OM&A	39	70	131	50	29	97	416	(3)	8	421
Taxes, other than income taxes	2	13	9	3	—	1	28	(1)	—	27
Net other operating income	—	(7)	(30)	—	—	—	(37)	—	—	(37)
Adjusted EBITDA(2)	259	221	419	63	104	(98)	968
Equity income										3
Finance lease income										9
Depreciation and amortization										(388)
Asset impairment charges										(26)
Interest income										19
Interest expense										(232)
Foreign exchange loss										(12)
Gain on sale of assets and other										4
Earnings before income taxes										370

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings before income taxes for the nine months ended Sept. 30, 2023:

Nine months ended Sept. 30, 2023 millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	456	263	1,268	576	181	1	2,745	(14)	—	2,731
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(2)	(4)	(120)	(12)	42	—	(96)	—	96	—
Realized loss on closed exchange positions	—	—	(13)	—	(95)	—	(108)	—	108	—
Decrease in finance lease receivable	—	—	40	—	—	—	40	—	(40)	—
Finance lease income	—	—	10	—	—	—	10	—	(10)	—
Adjusted revenues	454	259	1,185	564	128	1	2,591	(14)	154	2,731
Fuel and purchased power	14	22	326	419	—	1	782	—	—	782
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	14	22	323	419	—	1	779	—	3	782
Carbon compliance	—	—	85	—	—	—	85	—	—	85
Gross margin	440	237	777	145	128	—	1,727	(14)	151	1,864
OM&A	35	55	136	46	33	86	391	(2)		389
Taxes, other than income taxes	2	11	11	3	—	—	27	(1)		26
Net other operating income	—	(4)	(30)	—	—	—	(34)	—		(34)
Adjusted EBITDA(2)	403	175	660	96	95	(86)	1,343
Equity income										1
Finance lease income										10
Depreciation and amortization										(489)
Asset impairment reversals										74
Interest income										47
Interest expense										(215)
Gain on sale of assets and other										4
Earnings before income taxes										915

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the non-IFRS financial measures and other specified financial measures section in this earnings release.

Reconciliation of cash flow from operations to FFO and FCF

The table below reconciles cash flow from operating activities to FFO and FCF:

	Three months ended Sept. 30		Nine months ended Sept. 30
$ millions, unless otherwise stated	2024	2023	2024	2023
Cash flow from operating activities(1)	229	681	581	1,154
Change in non-cash operating working capital balances	(48)	(355)	59	11
Cash flow from operations before changes in working capital	181	326	640	1,165
Adjustments
Share of adjusted FFO from joint venture(1)	—	2	4	10
Decrease in finance lease receivable	5	14	15	40
Clean energy transition provisions and adjustments(2)	—	—	—	7
Realized gain (loss) on closed exchanged positions	9	12	(8)	(108)
Acquisition and integration costs	1	—	8	—
Other(3)	4	3	14	8
FFO(4)	200	357	673	1,122
Deduct:
Sustaining capital(1)	(35)	(36)	(75)	(100)
Productivity capital	—	(1)	—	(2)
Dividends paid on preferred shares	(13)	(14)	(39)	(39)
Distributions paid to subsidiaries’ non-controlling interests	(10)	(75)	(34)	(204)
Principal payments on lease liabilities	(1)	(3)	(3)	(8)
Other	(1)	—	(1)	—
FCF(4)	140	228	521	769
Weighted average number of common shares outstanding in the period	296	263	303	265
FFO per share(4)	0.68	1.36	2.22	4.23
FCF per share(4)	0.47	0.87	1.72	2.90

(1)  Includes our share of amounts for Skookumchuck, an equity-accounted joint venture.
(2)   2023 includes amounts related to onerous contracts recognized in 2021.
(3)  Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from the equity-accounted joint venture.
(4)  These items are not defined and have no standardized meaning under IFRS. Refer to the non-IFRS Measures section in this earnings release.
The table below provides a reconciliation of adjusted EBITDA to FFO and FCF:

	Three months ended Sept. 30		Nine months ended Sept. 30
$ millions, unless otherwise stated	2024	2023	2024	2023
Adjusted EBITDA(1)(4)	325	453	968	1,343
Provisions	2	(4)	8	—
Net interest expense(2)	(62)	(40)	(167)	(123)
Current income tax expense	(63)	(37)	(123)	(55)
Realized foreign exchange gain (loss)	1	(7)	(7)	(13)
Decommissioning and restoration costs settled	(10)	(6)	(29)	(22)
Other non-cash items	7	(2)	23	(8)
FFO(3)(4)	200	357	673	1,122
Deduct:
Sustaining capital(4)	(35)	(36)	(75)	(100)
Productivity capital	—	(1)	—	(2)
Dividends paid on preferred shares	(13)	(14)	(39)	(39)
Distributions paid to subsidiaries’ non-controlling interests	(10)	(75)	(34)	(204)
Principal payments on lease liabilities	(1)	(3)	(3)	(8)
Other	(1)	—	(1)	—
FCF(3)(4)	140	228	521	769

(1) Adjusted EBITDA is defined in the Additional IFRS Measures and non-IFRS Measures of this earnings release and reconciled to earnings (loss) before income taxes above.
(2) Net interest expense includes interest expense for the period less interest income.
(3) These items are not defined and have no standardized meaning under IFRS. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section of in this earnings release and reconciled to cash flow from operating activities above.
(4) Includes our share of amounts for Skookumchuck wind facility, an equity-accounted joint venture. Refer to the Capital Expenditures section of our Third Quarter 2024 MD&A for details of sustaining capital expenditures.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management’s Discussion & Analysis (“MD&A”). These documents will be available today on the Investors section of TransAlta’s website at www.transalta.com or through SEDAR at www.sedarplus.ca.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydroelectric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also define sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "would", "will", "anticipates", "develop", "continue", "estimate", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the temporary mothballing of Sundance 6 and its return to service; TransAlta’s commitment to enhancing shareholder returns through share buybacks and dividends; our acquisition of Heartland; our liquidity and financial position; that opportunities will arise to support the energy transition in our core jurisdictions, including the redevelopment and recontracting our legacy thermal sites; and our expectations on key financial targets and related assumptions for 2024 and our ability to meet such targets, including adjusted EBITDA, free cash flow, and dividend per share.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws and regulations beyond those that have already been announced; those assumptions contained in the Company’s 2024 Outlook, including as it pertains to power and gas prices and expected hedge levels; no material adverse impacts to long-term investment and credit markets; no significant changes to the decommissioning and restoration costs; no significant changes to the integrity and reliability of our assets; and no significant changes to the Company's debt and credit ratings. Forward-looking statements are subject to a number of significant risks, and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; supply chain disruptions impacting major maintenance and growth projects; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; disruptions to our supply chains, including our ability to secure necessary equipment; force majeure claims; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; long term commitments on gas transportation capacity that may not be fully utilized over time; adverse financial impacts arising from the Company's hedged positions; risks associated with development and construction projects, including as it pertains to real property, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; counterparty risk, including credit risk and risks of realizing a higher rate of losses on our accounts receivables; impairments and/or write-downs of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; an inability to contract our generation for prices that will provide expected returns and to replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters, and climate-change related risks; increases in costs; reductions to our generating units’ relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, coal, water, solar, or wind resources required to operate our facilities; any inability to receive all required regulatory approvals for the acquisition of Heartland Generation Ltd. and the risk that the closing of such transaction could be delayed or not occur; failure to meet financial expectations, including any failure to meet our 2024 Outlook; general domestic and international economic and political developments, including armed hostilities, the threat of terrorism, adverse diplomatic developments or other similar events; equipment failure and our ability to carry out or have completed the repairs in a cost-effective and timely manner or at all; industry risk and competition in the business in which we operate; structural subordination of securities; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's Management Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2023. Readers are urged to consider these factors carefully in evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof and are cautioned not to place undue reliance on them. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com